July 22, 2013

Via EDGAR
Randolf W. Katz
United States Securities and Exchange Commission	direct dial: 714.966.8807
Division of Corporate Finance	rkatz@bakerlaw.com
100 F. Street, NE
Washington, DC 20549-7010

Attn:	Sirimal R. Mukerjee

Re:	American Eagle Energy Corporation
Registration Statement on Form S-3
Filed June 10, 2013

File No. 333-189191

Ladies and Gentlemen:

American Eagle Energy Corporation, a Nevada corporation (“American Eagle”), is pleased to respond to Staff’s comment in its July 1, 2013, comment letter. The comment has been transcribed, with American Eagle’s response immediately below.

Registration Statement on Form S-3

Exhibit Index

1.	The first footnote to the index indicates that the legality opinion and related consent will be filed amendment to the Registration Statement “or incorporated by reference from documents filed or to be filed with the Securities and Exchange Commission under the Securities Act of 1934. …” Please revise the footnote to remove any suggestion that these exhibits will not be filed with an amendment to your registration statement before it goes effective and file such exhibits with your next amendment.

Sirimal Mukerjee

United States Securities and Exchange Commission

Division of Corporate Finance

July 22, 2013

Response

American Eagle has filed such exhibits in its amended Registration Statement.

American Eagle appreciates the Staff’s prompt review and consideration of its responsive filing and hopes that the exhibits filed with the amendment satisfy the Staff’s comments.

Very truly yours,

/s/ Randolf W. Katz

Randolf W. Katz

Baker & Hostetler LLP

RWK/dlp

Sirimal Mukerjee

United States Securities and Exchange Commission

Division of Corporate Finance

July 22, 2013

On behalf of American Eagle, the following acknowledgments are made::

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN EAGLE ENERGY CORPORATION

By:	/s/ Brad Colby
Brad Colby, Chief Executive Officer